Filed by Royal Dutch Shell plc

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934, as amended.

Subject Company: Royal Dutch Petroleum Company

Registration Number: 333-125037

Date: May 19, 2005

LEGAL INFORMATION

Holders of ordinary shares of Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandsche Petroleum Maatschappij) (“Royal Dutch”) are urged to carefully review the registration statement on Form F-4 (including the prospectus) and other documents relating to the Royal Dutch exchange offer (the “Royal Dutch Offer”) that have been or will be filed with, or furnished to, the US Securities and Exchange Commission (the “SEC”) by Royal Dutch Shell plc (“Royal Dutch Shell”) and the related solicitation/recommendation statement on Schedule 14D-9 that has been filed with the SEC by Royal Dutch and, as the case may be, the Royal Dutch Offer document and the prospectus which will be filed with, or furnished to, Euronext Amsterdam N.V. and the Dutch Authority for the Financial Markets by Royal Dutch Shell, regarding the Royal Dutch Offer, because each of these documents will contain important information relating to the Royal Dutch Offer. A free copy of these documents filed with the SEC (once filed) and other documents made public or filed with, or furnished to, the SEC by Royal Dutch Shell, Royal Dutch and The “Shell” Transport and Trading Company, p.l.c (“Shell Transport”) can be obtained at the SEC’s website at www.sec.gov. These documents may also be obtained at the Royal Dutch Shell website at www.shell.com/unification free of charge by contacting Investor Relations, Shell International B.V., FSK, PO Box 162, 2501 AN The Hague, The Netherlands.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART INTO ITALY OR JAPAN

The Royal Dutch Offer and the Scheme are not being and will not be made, directly or indirectly, in or into or by the use of the mails or any other means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or internet) of interstate or foreign commerce of, or any such facilities of a national securities exchange of, Japan, and are not and will not be capable of acceptance by any such use, means, instrumentality or facilities from or within Japan. The Royal Dutch Offer and the Scheme are not being made to residents of Japan or in Japan. This document and other documents related to the Transaction must not be electronically provided to, nor accessed by, residents of Japan or persons who are in Japan. Copies of this document and any other documents related to the Transaction are not being, and must not be, mailed or otherwise distributed or sent to any person or company in or from Japan. Persons receiving this document (including custodians, nominees and trustees) or other documents related to the Transaction must not distribute or send them to any person or company in or from Japan.

The Royal Dutch Offer and the Scheme have not been notified to the Commissione Nazionale per le Società e la Borsa pursuant to applicable Italian securities laws and implementing regulations. Absent such notification, no public offer can be carried out in the Republic of Italy. Consequently, this document and other documents relating to the Transaction have not been, and not cannot be, disclosed to any Italian residents or person or entity in the Republic of Italy and no other form of solicitation has been and can be, carried out in the Republic of Italy. This document and any document relating to the Transaction may not be mailed, distributed, disseminated or otherwise disclosed to any Italian residents or persons or entities in the Republic of Italy.

The Royal Dutch Offer is not to be made in New Zealand and may not be accepted by persons in New Zealand except as set out below. No prospectus has been registered with the New Zealand Registrar of Companies in accordance with the Securities Act 1978 (New Zealand) (the “New Zealand Securities Act”). Accordingly, neither the Royal Dutch Offer Document nor any other offering materials or advertisement in relation to the Royal Dutch Offer may be received by a person in New Zealand nor may Royal Dutch Shell Shares be offered directly or indirectly in New Zealand except in circumstances where there is no contravention of the New Zealand Securities Act (or any statutory modification or re-enactment of, or statutory substitution for, the New Zealand Securities Act).

The distribution of this document in jurisdictions other than The Netherlands, England or the US may be affected by the laws of the relevant jurisdiction. Interested persons should inform themselves about and observe all applicable requirements. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

CAUTIONARY STATEMENTS CONCERNING FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that are subject to risk factors associated with the oil, gas, power, chemicals and renewables business as well as risks related to the proposed transaction pursuant to which Royal Dutch Shell will become the holding company of Royal Dutch and Shell Transport (the “Transaction”). It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a variety of variables which could cause actual results, trends or reserves replacement to differ materially, including, but not limited to: the failure of the conditions to the Transaction to be satisfied (including the failure of the Royal Dutch general meeting of shareholders to approve the implementation agreement between Royal Dutch Shell, Royal Dutch and Shell Transport and the failure of Shell Transport shareholders to approve the scheme of arrangement of Shell Transport (the “Scheme”)); the costs related to the Transaction; the failure of the Transaction to achieve the expected benefits; changes in dividend policy; the development of the trading market in Royal Dutch Shell shares; tax treatment of dividends paid to shareholders; the accounting implications of the Transaction and other factors affecting the Royal Dutch/Shell Group’s businesses generally, including, but not limited to, price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, risks associated with the identification of suitable potential acquisition properties and targets and successful negotiation and consummation of such transactions, the risk of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates. Each forward-looking statement speaks only as of the date of the particular statement. Please refer to the Annual Report on Form 20-F for the year ended 31 December 2004 (as amended) for a description of certain important factors, risks and uncertainties that may affect the Royal Dutch/Shell Group’s businesses. None of Royal Dutch Shell, Royal Dutch, Shell Transport nor any member of the Royal Dutch/Shell Group undertakes any obligation to publicly update or revise any forward-looking statements as a result of new information, future events or other information. In light of these risks, the results of Royal Dutch Shell, Royal Dutch, Shell Transport, the Royal Dutch/Shell Group or the Royal Dutch Shell Group could differ materially from the forward-looking statements contained in this document.

THE FOLLOWING IS A JOINT ANNOUNCEMENT MADE IN ENGLISH IN LUXEMBOURG
ON MAY 19, 2005

PUBLIC OFFER BY ROYAL DUTCH SHELL PLC
FOR ALL OUTSTANDING ORDINARY SHARES IN
N.V. KONINKLIJKE NEDERLANDSCHE PETROLEUM MAATSCHAPPIJ
(ROYAL DUTCH PETROLEUM COMPANY)

On October 28, 2004, the Boards of N.V. Koninklijke Nederlandsche Petroleum Maatschappij (Royal Dutch Petroleum Company) (‘Royal Dutch’) and The “Shell” Transport and Trading Company, p.l.c. (‘Shell Transport’) announced that they had unanimously agreed, in principle, to propose to shareholders the unification of Royal Dutch and Shell Transport under a single parent company, Royal Dutch Shell plc (‘Royal Dutch Shell’), a company incorporated in England and Wales and headquartered and resident in the Netherlands for Dutch and UK tax purposes. The proposals will be implemented (i) by way of an exchange offer by Royal Dutch Shell for all issued and outstanding ordinary shares in the share capital of Royal Dutch (the ‘Royal Dutch Offer’) and (ii) by way of a scheme of arrangement with respect to Shell Transport under section 425 of the Companies Act of England and Wales 1985 (the ‘Scheme’) (the ‘Transaction’).

In the Grand Duchy of Luxembourg, Royal Dutch Shell will make the Royal Dutch Offer, subject to the conditions and restrictions described in (i) the Dutch offering memorandum dated May 19, 2005 (the ‘Dutch Offer Document’), (ii) the listing particulars dated May 19, 2005 (the ‘Listing Particulars’), (iii) the Luxembourg supplement (the ‘Luxembourg Supplement’) (together the ‘Offer Documents’), for all issued and outstanding ordinary shares in the share capital of Royal Dutch, consisting of (i) Royal Dutch ordinary shares in bearer form (‘Royal Dutch Bearer Shares’), (ii) Royal Dutch ordinary shares in registered form registered on the share register kept in The Hague (‘Royal Dutch Hague Registered Shares’) and (iii) Royal Dutch ordinary shares in registered form registered on the share register kept in New York (‘Royal Dutch New York Registered Shares’) (together the ‘Royal Dutch Shares’). The Royal Dutch Offer to holders of Royal Dutch New York Registered Shares, amongst others, will be made on the basis of a US prospectus dated May 19, 2005 constituting part of the Registration Statement on Form F-4 filed with the US Securities and Exchange Commission (the ‘SEC’) under the US Securities Act of 1933 (collectively the ‘US Prospectus’). The Royal Dutch Board of Management and the Royal Dutch Supervisory Board each unanimously recommend that holders of Royal Dutch Shares accept the Royal Dutch Offer.

In accordance with section 9q of the 1995 Decree on the supervision of the securities trade (Besluit toezicht effectenverkeer 1995), the Royal Dutch Offer shall be discussed during the annual general meeting of shareholders of Royal Dutch which will be held at 10:30 am Central European Time (‘CET’) on June 28, 2005.

The Royal Dutch Offer
Under the terms of the Royal Dutch Offer, holders of Royal Dutch Shares will each receive respectively:

•	for each Royal Dutch Bearer Share or Royal Dutch Hague Registered Share tendered: 2 class A ordinary shares with a nominal value of €0.07 each in the capital of Royal Dutch Shell (‘“A” Shares’);

•	for each Royal Dutch New York Registered Share tendered: 1 “A” American depositary receipt representing two “A” Shares.

Royal Dutch Offer Acceptance Period
The Royal Dutch Offer acceptance period begins on May 20, 2005 and ends, subject to extension, on July 18, 2005, 11 pm CET (the ‘Royal Dutch Offer Acceptance Period’).

Acceptance
 (i) Holders of Royal Dutch Bearer Shares
 Holders of Royal Dutch Bearer Shares who hold their Royal Dutch Bearer Shares with a bank or stockbroker should make their acceptance of the Royal Dutch Offer known to ABN AMRO Bank N.V. (‘ABN AMRO’) via their respective bank or stockbroker during the period beginning on May 20, 2005 until July 18, 2005, 11 pm CET, subject to extension of the Royal Dutch Offer Acceptance Period. The bank or stockbroker may set an earlier deadline for communication by holders of Royal Dutch Bearer Shares in order to permit the bank or stockbroker to communicate their acceptances to ABN AMRO in a timely manner.

(ii) Holders of Royal Dutch Hague Registered Shares
Holders of Royal Dutch Hague Registered Shares will be sent information by post regarding the Transaction and outlining how such shareholders can make their acceptance known.

(iii) Holders of Royal Dutch New York Registered Shares
Holders of Royal Dutch New York Registered Shares will be sent information by post regarding the Transaction and outlining how such shareholders can make their acceptance known.

Declaring the Royal Dutch Offer unconditional
Subject to the satisfaction or, to the extent permitted, waiver of all of the conditions to the Royal Dutch Offer other than the condition to the Royal Dutch Offer being the sanctioning of the Scheme by the High Court of Justice in England and Wales (the ‘High Court’) and the subsequent registration of such order of the High Court (the ‘Order’) by the Registrar of Companies of England and Wales (the ‘Scheme Condition’), it is expected that a public announcement will be made by Royal Dutch Shell, on or immediately prior to the date of the hearing by the High Court of the petition to sanction the Scheme, stating that the Royal Dutch Offer is declared to be unconditional subject to and immediately upon the satisfaction of the Scheme Condition, in which case the Royal Dutch Offer is thereafter automatically declared to be unconditional upon registration of the Order by the Registrar of Companies of England and Wales (the ‘Honouring Date’).

It is expected that as soon as practicable following the Royal Dutch Offer being automatically declared to be unconditional, a public announcement will be made by Royal Dutch Shell to confirm this. Such announcement is expected to be made on July 20, 2005, subject to extension of the Royal Dutch Offer Acceptance Period.

Settlement
If the Royal Dutch Offer is declared to be unconditional, delivery of the Royal Dutch Shell shares to which holders of Royal Dutch Shares are entitled who have accepted the Royal Dutch Offer during the Royal Dutch Offer Acceptance Period, will take place on the settlement date being no later than three Euronext Amsterdam trading days after the Honouring Date, unforeseen circumstances excepted (the ‘Settlement Date’).

Listing Euronext Amsterdam, London Stock Exchange and New York Stock Exchange
Royal Dutch Shell has applied, subject to the Royal Dutch Offer being declared unconditional, to list the “A” Shares and class B ordinary shares with a nominal value of €0.07 each in the capital of Royal Dutch Shell (‘“B” Shares’) on Euronext Amsterdam. Applications have also been made to the UK Listing Authority for the “A” Shares and “B” Shares to be admitted to the Official List, and to the London Stock Exchange for the “A” Shares and “B” Shares to be admitted to trading on the London Stock Exchange’s market for listed securities. Finally, Royal Dutch Shell has been approved, subject to the official notice of issuance, to list the “A” American depository receipts and “B” American depositary receipts on the New York Stock Exchange.

Subject to the Royal Dutch Offer being declared unconditional, trading on these three exchanges is expected to commence on or about July 20, 2005, unforeseen circumstances excepted.

De-listing from Euronext Amsterdam, London Stock Exchange and New York Stock Exchange
Following completion of the Royal Dutch Offer and, where relevant, depending on the level of acceptance, Royal Dutch Shell intends to request that Royal Dutch seeks to de-list: (i) the Royal Dutch Shares from Euronext Amsterdam and the London Stock Exchange; and (ii) the Royal Dutch New York Registered Shares from the New York Stock Exchange, all as soon as reasonably practicable.

Availability of Offer Documents
Copies of the Offer Documents and certain documents referred to therein, are available, free of charge, on the Shell website at www.shell.com/unification. Shareholders may obtain, free of charge, hard copies of the relevant documents. Holders of Royal Dutch Bearer Shares and Royal Dutch Hague Registered Shares may request relevant documents by contacting ABN AMRO toll-free at 00800-2222-0024, email: so.servicedesk.c&cc@nl.abnamro.com.

Hard copies of the relevant documents are also available at the offices of ABN AMRO (Luxembourg) S.A. at 46 Avenue JF Kennedy, L-1855 Luxembourg-Kirchberg.

Holders of Royal Dutch Bearer Shares and holders of Royal Dutch Hague Registered Shares (excluding holders who are located in the US) are advised to study the Offer Documents, including all annexes and documents incorporated by reference therein carefully because they contain important information and to seek independent advice where appropriate in order to reach a balanced judgment with respect to the (tendering of shares in the) Royal Dutch Offer.

The legal notice has been filed with the Luxembourg Register of commerce and companies on May 19, 2005.

Restrictions
Receipt of the Offer Documents and any separate documentation regarding the Royal Dutch Offer in jurisdictions other than the Netherlands, England and the Grand Duchy of Luxembourg, and the making of the Royal Dutch Offer in jurisdictions other than the Netherlands, the United States, England and the Grand Duchy of Luxembourg, may be restricted by law and therefore persons into whose possession this advertisement and/or these documents comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. None of Royal Dutch Shell, Royal Dutch, Shell Transport or any of their advisers assumes any responsibility for any violation by anyone whomsoever.

This advertisement, the Offer Documents, the US Prospectus and any separate documentation regarding the Royal Dutch Offer must not be distributed in whole or in part into Japan or Italy.

London and The Hague, May 20, 2005